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                                             Document is copied.
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         Commission File Number: 0-22042

                           NOTIFICATION OF LATE FILING

     (Check One): [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
                  [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                       For Period Ended: December 31, 2000

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:
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                   Nothing In This Form Shall Be Construed To
                          Imply That The Commission Has
                       Verified Any Information Contained
                                     Herein.
   ===========================================================================

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
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PART I - REGISTRANT INFORMATION

CMERUN CORP.
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Full Name of Registrant

N/A
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Former Name if Applicable

One Cabot Road
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Address of Principal Executive
Office (Street and Number)

Hudson, MA  01749
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City, State and Zip Code



PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)



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                        (a)     The reasons described in reasonable detail in
                                Part III of this form could not be eliminated without unreasonable effort or expense.

                        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day
         [X] following the prescribed report or due date; or the subject quarterly transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

         The registrant is unable to file its report on Form 10-QSB for the Quarter Ended December 31, 2000 within the required period due to management's devotion of substantially all of its time, energy and resources to the investigation of its strategic alternatives, including without limitation, securing additional financing and strategic partnerships, and also as a result of a substantial decrease in the Company's management. The registrant anticipates that with a resolution, that the Quarterly Report on Form 10-QSB will be filed on or before February 20, 2001 .

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                  GERRY MCGOVERN    978-567-6809
                  (Name)            (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [ ] Yes [X] No

             Report on Form 8-K for acquisition effective January 31, 2000

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                                  CMERUN CORP.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 15, 2000                            By: /s/ Gerald J. McGovern


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                                                    ----------------------------
                                                 Name: Gerald J. McGovern
                                                 Title: Chief Financial Officer

         INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).